UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Unum Group

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

91529Y106

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91529Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 27,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.30%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,724,852

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,724,852

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,852

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.43%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,380

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 107,380

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 235,509

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 235,509

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 117,156

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 117,156

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,156

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,262,005

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,262,005

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.68%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 868,523

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 868,523

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.26%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,111,949

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,111,949

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.34%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,081

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 63,081

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264,660

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,264,660

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,264,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.29%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,318,460

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,318,460

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.40%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,585,758

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,585,758

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,585,758

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.48%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 606,627

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 606,627

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 444,922

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 444,922

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,922

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 446,472

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 446,472

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 939,006

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 939,006

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 939,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.28%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 532,145

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 532,145

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 532,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Alpha Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,217,092

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,217,092

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 27,500,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.30%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 27,500,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 27,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.30%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fourth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 9, 2007 (the “Statement”) and amended by Amendment No. 1, No. 2 and No. 3 filed by the Reporting Persons with the SEC on March 30, 2007, May 30, 2007 and July 26, 2007 (the “Amendments”) with respect to the common stock, $.10 par value (the “Shares”), of Unum Group, a Delaware corporation (the “Issuer” or the “Company”).  Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors X, L.P. (“RI X”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P. (“RI XVI”), Relational Investors XX, L.P. (“RI XX”), Relational Investors XXII, L.P. (“RI XXII”), Relational Investors XXIII, L.P. (“RI XXIII”) and Relational Investors Alpha Fund I, L.P. (“RIA 1”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each,  is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner, or the sole managing member of the general partner, of the Relational LPs and investment adviser of certain client managed accounts, the “Managed Accounts.”  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth and Batchelder, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and the Managed Accounts hold an aggregate of 6,654,403 Shares for a total consideration (including brokerage commissions) of $126 million derived from capital of the Managed Accounts.

The Relational LPs hold an aggregate of 20,845,597 Shares for total consideration (including brokerage commissions) of $446 million derived from the capital of the Relational LPs and margin borrowings from CSSU for RFP, RCP, RH1, RI XX and RI XXIII.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by certain Managed Accounts and those held by RFP, RCP, RH1, RI XX and RI XXIII to secure repayment of the margin borrowings described above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 27,500,000 Shares, constituting 8.30% of the outstanding Shares.  The percentage of Shares owned being based upon 331,274,343 Shares outstanding on April 28, 2009, as set forth in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	6,654,403	2.01%	Sole
RILP	4,724,852	1.43%	Sole
RFP	107,380	0.03%	Sole
RCP	235,509	0.07%	Sole
RP	117,156	0.04%	Sole
RH1	2,262,005	0.68%	Sole
RH4	868,523	0.26%	Sole
RH6	1,111,949	0.34%	Sole
RI III	63,081	0.02%	Sole
RI VIII	4,264,660	1.29%	Sole
RI IX	1,318,460	0.40%	Sole
RI X	1,585,758	0.48%	Sole
RI XV	606,627	0.18%	Sole
RI XVI	444,922	0.13%	Sole
RI XX	446,472	0.13%	Sole
RI XXII	939,006	0.28%	Sole
RI XXIII	532,145	0.16%	Sole
RIA 1	1,217,692	0.37%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 6,654,403 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 20,845,597 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.
(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days and not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Pursuant to Rule 13d-1(k)  promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as  Exhibit  A, with  respect to the joint  filing of the  Schedule  13D and any amendment or amendments thereto.

The Reporting Persons have the investment discretion and voting authority over the Shares as described in Item 2.

The respective partnership agreements of the Relational LPs each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps, exchange traded or “over-the-counter” puts and calls or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith: Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.
Exhibit B – Joint Filing Agreements

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2009

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 4, L.P.
RH FUND 6, L.P.
RELATIONAL INVESTORS III, L.P.
RELATIONAL INVESTORS VIII, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS X, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXII, L.P.

RELATIONAL INVESTORS XXIII, L.P.

RELATIONAL INVESTORS Alpha Fund L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P., Relational Investors X, L.P. and Relational Investors Alpha Fund I, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.

B.	Joint Filing Agreement